SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)

U58839AA6, 588056AG6 and 588056AF8
(CUSIP Numbers of Class of Securities)

David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,255,000	$3,752.83

*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934 as amended (“Rule 0-11”). The transaction valuation estimate assumes the exchange of $67,255,000 principal amount of the outstanding 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 by multiplying the Transaction Valuation by .00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,752.83

Form or Registration No.: Schedule TO

Filing Party: Mercer International Inc.

Date Filed: July 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1

☑  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 11, 2009, and as further amended by Amendment No. 2 to Schedule TO filed with the SEC on August 25, 2009, is being filed by Mercer International Inc., a Washington corporation (“Mercer”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Mercer to exchange (the “Exchange Offer”’) any and all of its outstanding 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Notes”). The Exchange Offer is being made by Mercer pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon the satisfaction of certain customary conditions.

The Exchange Offer is made upon the terms and subject to the conditions described in the Amended and Restated Offering Circular (the “Amended and Restated Offering Circular”) dated September 9, 2009, and the accompanying Amended and Restated Letter of Transmittal. The Amended and Restated Offering Circular and the accompanying Amended and Restated Letter of Transmittal are filed as exhibits (a)(1)(v) and (a)(1)(vi), respectively, hereto and incorporated herein by reference.

The Amended and Restated Offering Circular amends and restates in its entirety the Company’s original offering circular dated July 13, 2009 in order to reflect an increase in the amount and type of exchange consideration being offered by Mercer to holders of the Old Notes. For each $1,000 principal amount of the Old Notes, Mercer is now offering to exchange: (i) $1,000 in principal amount of Mercer’s new 8.5% Convertible Senior Subordinated Notes due 2011 (the “New Notes”); (ii) a premium of 17 shares of Mercer’s common stock, par value $1.00 per share (the “Common Stock”); (iii) a premium of 15 warrants to purchase one share of Common Stock per warrant (the “Warrants”); and (iv) accrued and unpaid interest on the Old Notes to, but excluding, the settlement date of the Exchange Offer, which is expected to be approximately $37.54 payable in cash (the “Accrued and Unpaid Interest). Mercer is seeking to exchange any and all outstanding Old Notes in the Exchange Offer.

The Letter to DTC Participants is amended and restated in its entirety by the Amended and Restated Letter to DTC Participants, filed as exhibit (a)(1)(vii) hereto and incorporated herein by reference. The Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees is amended and restated in its entirety by the Amended and Restated Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees, filed as exhibit (a)(1)(viii) hereto and incorporated herein by reference.

All information set forth in the Amended and Restated Offering Circular is incorporated by reference to supplement Items 1 through 11 of this Amendment No. 3 to the Schedule TO, to the extent such Items incorporate by reference the information contained in the Amended and Restated Offering Circular and as more particularly set forth below:

Item 1.	Summary Term Sheet.

The information set forth in the Amended and Restated Offering Circular in the sections entitled “Summary — Summary Terms of the Exchange Offer” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Amended and Restated Offering Circular in the sections entitled “Summary”, “Questions and Answers About the Exchange Offer”, “Terms of the Exchange Offer”, “Description of Mercer Capital Stock”, “Description of the New Notes”, “Description of the Warrants”, “Comparison of Rights of Holders of Old Notes and Holders of Mercer Common Stock”, “Comparison between the Material Terms of the Old Notes and the New Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases

Except as described below, to Mercer’s knowledge based on reasonable inquiry, no Old Notes are owned by any officer, director or affiliate of Mercer. Therefore, other than as described below, no Old Notes will be acquired from any officer, director or affiliate of Mercer in connection with the Exchange Offer.

Peter Kellogg and IAT Reinsurance Company Ltd. (“IAT”), which hold $12,750,000 principal amount of the Old Notes, have the option to tender $12,750,000 principal amount of the Old Notes in the Exchange Offer. As of the date of this Amendment No. 3 to the Schedule TO, neither Peter Kellogg nor IAT have informed Mercer as to whether they intend to tender any of their Old Notes in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements involving the subject company’s securities.

In respect of the Old Notes, Mercer entered into an indenture dated as of October 10, 2003, as amended and supplemented, with Wells Fargo Bank, National Association, as trustee (which was filed as an exhibit to the Schedule TO).

The information set forth in the Amended and Restated Offering Circular in the sections entitled “Terms of the Exchange Offer”, “Information Agent”, “Exchange Agent”, “Description of Mercer Capital Stock” and “Interests of Directors and Officers”, and in the related Amended and Restated Letter of Transmittal, is incorporated herein by reference in response to this item.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Amended and Restated Offering Circular in the sections entitled “Summary — Sources of Payment of the Exchange Offer Consideration”, “Questions and Answers About the Exchange Offer — How will Mercer fund the Accrued and Unpaid Interest”, “Information Agent” and “Exchange Agent” is incorporated herein by reference. In accordance with the terms of the Exchange Offer, Mercer would have to issue approximately $67.3 million aggregate principal amount of New Notes, 1,143,335 shares of Common Stock and 1,008,825 Warrants and pay approximately $2.5 million for Accrued and Unpaid Interest to acquire the maximum amount of the Old Notes sought in this Exchange Offer. Mercer expects to pay the fees and expenses in connection with the Exchange Offer from Mercer’s working capital.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Amended and Restated Offering Circular in the sections entitled “Exchange Rates”, “Available Information”, and “Selected Consolidated Financial and Operating Date” and “Ratio of Operating EBITDA to Fixed Charges” is incorporated herein by reference. The information, including the financial statements set forth under Item 8, Financial Statements and Supplementary Data, in Mercer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Part 1, Item 1 Financial Statements, in Mercer’s Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2009 and June 30, 2009 are incorporated herein by reference and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Amended and Restated Offering Circular in the section entitled “Capitalization of Mercer” and “Pro-Forma Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Amended and Restated Offering Circular in the section entitled “Terms of the Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)*	Offering Circular, dated July 13, 2009.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to DTC Participants.
(a)(1)(iv)*	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(v)	Amended and Restated Offering Circular, dated September 9, 2009.
(a)(1)(vi)	Amended and Restated Letter of Transmittal.
(a)(1)(vii)	Amended and Restated Letter to DTC Participants.
(a)(1)(viii)	Amended and Restated Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)(i)	Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated July 13, 2009).
(a)(5)(ii)	Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).
(a)(5)(iii)	Press Release, dated August 25, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 25, 2009).
(a)(5)(iv)	Press Release, dated September 9, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 9, 2009).
(b)	Not applicable.
(d)	(i) Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003).
(d)	(ii) First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form 10-K dated March 16, 2006).
(d)	(iii) Form of Indenture between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form T-3 dated July 13, 2009, as amended by Amendment No. 1 to the Form T-3 dated September 9, 2009).
(d)	(iv) Form of Warrant Agreement between Mercer and Mellon Investor Services LLC, as warrant agent.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

MERCER INTERNATIONAL INC.

By:	/s/ David M. Gandossi
Name:     David M. Gandossi

Title:	Secretary, Executive Vice President and Chief Financial Officer

Date: September 9, 2009

EXHIBIT INDEX

(a)(1)(i)*	Offering Circular, dated July 13, 2009.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Letter to DTC Participants.
(a)(1)(iv)*	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(v)	Amended and Restated Offering Circular, dated September 9, 2009.
(a)(1)(vi)	Amended and Restated Letter of Transmittal.
(a)(1)(vii)	Amended and Restated Letter to DTC Participants.
(a)(1)(viii)	Amended and Restated Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)(i)	Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated July 13, 2009).
(a)(5)(ii)	Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).
(a)(5)(iii)	Press Release, dated August 25, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 25, 2009).
(a)(5)(iv)	Press Release, dated September 9, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 9, 2009).
(b)	Not applicable.
(d)(i)	Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003).
(d)(ii)	First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form 10-K dated March 16, 2006).
(d)(iii)	Form of Indenture between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form T-3 dated July 13, 2009, as amended by Amendment No. 1 to the Form T-3 dated September 9, 2009).
(d)(iv)	Form of Warrant Agreement between Mercer and Mellon Investor Services LLC, as warrant agent.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO